SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

COLLABRIUM JAPAN ACQUISITION CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value
(Title of Class of Securities)

G2266G102
(CUSIP Number of Class of Securities)

Koji Fusa, Chief Executive Officer
c/o Collabrium Advisors LLP
16 Old Bond Street
London W1S 4PS
44-20-7408-4710
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$33,598,924.67	$4,327.54

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 3,253,818 ordinary shares of Collabrium Japan Acquisition Corporation, no par value, at the tender offer price of $10.326 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $128.80 per million dollars of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable                                                                                Filing Party: Not applicable
Form or Registration No.: Not applicable                                                                                Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Collabrium Japan Acquisition Corporation., a British Virgin Islands business company with limited liability (“Collabrium” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 3,253,818 of its ordinary shares, no par value (“Ordinary Shares”), at a price of approximately $10.326 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to approximately $33,598,925, with each of the number of shares and the aggregate purchase price subject to adjustment. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated December 23, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Questions and Answers About the Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the issuer is Collabrium Japan Acquisition Corporation, a British Virgin Islands business company with limited liability. The address of Collabrium’s principal executive office is c/o Collabrium Advisors LLP, 16 Old Bond Street, London W1S 4PS; telephone: 44-20-7408-4710.

(b)	Securities.

This Schedule TO relates to the Company’s Ordinary Shares, no par value.  As of December 23, 2013, the date of commencement of the tender offer, there were 5,600,000 Ordinary Shares issued and outstanding.

(c)	Trading Market and Price.

The information set forth in the section of the Offer to Purchase titled “Price Range of Securities and Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

Collabrium is the subject company and the filing person. The business address and telephone number of Collabrium are set forth under Item 2(a) above.

The executive officers and directors of the Company are set forth in the following table:

Name	Age	Position
Andrew Williams	59	Chairman of the Board
Koji Fusa	52	Chief Executive Officer and Director
Hiroshi Tamada	46	Director

The address and telephone number of each director and executive officer is: c/o Collabrium Advisors LLP, 16 Old Bond Street, London W1S 4PS; telephone: 44-20-7408-4710.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

(1)	Tender Offers.

(i)
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer and Extension—Number of Ordinary Shares; Share Purchase Price; No Proration” is incorporated herein by reference.

(ii)
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Offer and Extension—Number of Ordinary Shares; Share Purchase Price; No Proration,” and “The Offer and Extension—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(iii)	The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Questions and Answers About the Offer” is incorporated herein by reference.

(iv)	Not applicable.

(v)
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer and Extension—Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(vi)
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer and Extension—Withdrawal Rights” is incorporated herein by reference.

(vii)
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Offer and Extension—Procedures for Tendering Shares” and “The Offer and Extension—Withdrawal Rights” is incorporated herein by reference.

(viii)
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer and Extension—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(ix)
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Offer and Extension—Number of Ordinary Shares; Share Purchase Price; No Proration” and “The Offer and Extension—Conditions of the Extension and the Offer” is incorporated herein by reference.

(x)	Not applicable.

(xi)	Not applicable.

(xii)
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer and Extension—Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(2)	Mergers or Similar Transactions. Not applicable.

(b)	Purchases.

Holders of the Company’s Ordinary Shares issued prior to its initial public offering, including the Company’s officers and directors, have waived their right to participate in the Offer with respect to such shares. Based on the Company’s records and on information provided to it by its directors, executive officers, affiliates and subsidiaries, neither the Company nor any of its directors, executive officers, affiliates or subsidiaries have effected any transactions involving the Company’s Ordinary Shares during the 60 days prior to December 23, 2013.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Offer and Extension—General Description of the Offer and Extension,” “The Offer and Extension—Certain Effects of the Offer” and “The Offer and Extension—Interests of Certain Persons in the Extension” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Risk Factors,” “The Offer and Extension—General Description of the Offer and Extension,” “The Offer and Extension—Certain Effects of the Offer,” “Beneficial Ownership of Securities” and “The Offer and Extension—Interests of Certain Persons in the Extension” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the sections of the Offer to Purchase “Summary Term Sheet,” “Questions and Answers About the Offer,” “Summary,” “The Offer and Extension,” “The Offer and Extension—General Description of the Offer and Extension” and “The Offer and Extension—Certain Effects of the Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the sections of the Offer to Purchase titled “The Offer and Extension—General Description of the Offer and Extension” and “The Offer and Extension—Certain Effects of the Offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Offer and Extension,” “The Offer and Extension—General Description of the Offer and Extension,” “The Offer and Extension—Certain Effects of the Offer” and “Price Range of Securities and Dividends,” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Summary” and “The Offer and Extension—Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Summary,” and “The Offer and Extension—Conditions of the Extension and the Offer” is incorporated herein by reference.

(d)	Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Risk Factors,” “The Offer and Extension—Interests of Certain Persons in the Extension,” and “Beneficial Ownership of Securities” is incorporated herein by reference.

(b)	Securities Transactions.

None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer and Extension—Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	Financial Information.

Not applicable.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Summary,” “The Offer and Extension—Interests of Certain Persons in the Extension” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.

(c)	Other Material Information.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Forward-Looking Statements,” “Risk Factors,” “Summary,” “The Offer and Extension,” “Price Range of Securities and Dividends,” and “Where You Can Find More Information” is incorporated herein by reference.

The Offer is not being made to, nor will the Company accept tenders from, or on behalf of, owners of Ordinary Shares in any state in which the making of the Offer or its acceptance would not comply with the securities or “blue sky” laws of that state. The Company is not aware of any state in which the making of the Offer or the acceptance of tenders of, purchase of, or payment for, Ordinary Shares in accordance with the Offer would not be in compliance with the laws of such state. The Company, however, reserves the right to exclude shareholders in any state in which it is asserted that the Offer cannot lawfully be made or tendered Ordinary Shares cannot lawfully be accepted, purchased or paid for. So long as the Company makes a good-faith effort to comply with any state law deemed applicable to the Offer, the Company believes that the exclusion of holders residing in any such state is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase dated December 23, 2013

(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)	Not applicable.

(d)(1)	Underwriting Agreement between The PrinceRidge Group LLC and the Company, dated October 18, 2012 (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).

(d)(2)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).

(d)(3)
Warrant Agreement between Continental Stock Transfer & Trust and the Company, dated October 18, 2012 (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).

(d)(4)
Letter Agreement between the Company, Initial Shareholders and Officers and Directors of Company, dated October 18, 2012 (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).

(d)(5)
Registration Rights Agreement among the Company, Initial Shareholders and Initial Investors, dated October 18, 2012 (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).

(d)(6)	Form of Subscription Agreement for Private Placement Warrants (incorporated by reference to our Registration Statement of Form F-1 filed on September 7, 2012).

(g)	Not applicable.

(h)	Not applicable.

 *           Filed herewith.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Koji Fusa
Chief Executive Officer

Date: December 23, 2013

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase dated December 23, 2013

(a)(1)(B)*	Letter of Transmittal to Tender Ordinary Shares.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)	Not applicable.

(d)(1)	Underwriting Agreement between The PrinceRidge Group LLC and the Company, dated October 18, 2012 (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).

(d)(2)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).

(d)(3)
Warrant Agreement between Continental Stock Transfer & Trust and the Company, dated October 18, 2012 (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).

(d)(4)
Letter Agreement between the Company, Initial Shareholders and Officers and Directors of Company, dated October 18, 2012 (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).

(d)(5)
Registration Rights Agreement among the Company, Initial Shareholders and Initial Investors, dated October 18, 2012 (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).

(d)(6)	Form of Subscription Agreement for Private Placement Warrants (incorporated by reference to our Registration Statement of Form F-1 filed on September 7, 2012).

(g)	Not applicable.

(h)	Not applicable.

 *           Filed herewith.